JMU Limited

No. 75, Building A8, 6F, North Guoquan Road 1688 Long

Yangpu District, Shanghai 200438

People’s Republic of China

September 7, 2017

VIA EDGAR

Ms. Kathleen Collins, Accounting Branch Chief

Ms. Rebekah Lindsey, Staff Accountant

Office of Information Technologies and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	JMU Limited (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2016

Filed May 26, 2017

File No. 001-36896

Dear Ms. Collins and Ms. Lindsey:

This letter sets forth the Company’s responses to the comments contained in the letter dated July 11, 2017 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the Company’s Form 20-F for the fiscal year ended December 31, 2016 (the “2016 Form 20-F”). The Staff’s comments are repeated below and are followed by the Company’s responses thereto.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 100

1.       We note that you concluded your disclosure controls and procedures (DCP) were effective while also concluding that your internal control over financial reporting (ICFR) was not effective due to a material weakness related to the lack of accounting personnel with appropriate knowledge of U.S. GAAP. Please explain to us how you arrived at different conclusions in light of the existing material weakness. Your explanation should be comprehensive and address all of the components of the definition of disclosure controls and procedures. We refer you to Sections II.D and E of SEC Release 33-8238, in which the Commission recognizes that there is substantial overlap between ICFR and DCPs. For example, DCPs often include those components of ICFR that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP. Please include in your response an explanation as to how you determined that the material weaknesses in your ICFR were not one of the components of ICFR that is also included in disclosure controls and procedures.

In response to the Staff’s comments, the Company has revised its 2016 Form 20-F and filed an amendment at the same date of this letter.

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If you have any additional questions or comments regarding this submission, please contact the Company’s U.S. counsel, Will H. Cai of Skadden, Arps, Slate, Meagher & Flom LLP, at (852) 3740-4891 or email at will.cai@skadden.com or Guohao Zhao, the audit engagement partner at Ernst & Young Hua Ming LLP, by phone at (86) 021 2228-3173 or via email at fabius.zhao@cn.ey.com. Ernst & Young Hua Ming LLP. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/Frank Zhigang Zhao
Frank Zhigang Zhao
Chief Financial Officer

cc:	Xiaoxia Zhu, Co-chairperson of the Board and Chief Executive Officer of JMU Limited

Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Guohao Zhao, Partner, Ernst & Young Hua Ming LLP

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